Exhibit 99.6

PRESS RELEASE

CENTOGENE Signs Strategic Transaction With Private Equity Group Charme Capital Partners

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, November 13, 2024 (GLOBE NEWSWIRE) – Centogene N.V. (OTC: CNTGF) (“CENTOGENE” or the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced it has concluded its strategic review process and has entered into a Share Purchase Agreement (“SPA”) pursuant to which its operating subsidiaries will be sold to an affiliate of Charme Capital Partners Limited (“Charme”), a pan-European private equity firm, for a cash purchase price of EUR 8,717,906.80. In connection with the transaction, Centogene GmbH will receive funding, secured by Saudi accounts receivables, from its Saudi Arabian joint venture Genomics Innovations Company Limited (Lifera Omics) (the “JV”) to provide it liquidity to the closing date, and the Company shall be relieved of all existing liabilities owing to the Company’s senior secured lender Oxford Finance LLC (“Oxford”). The sale transaction is expected to close in the first quarter of 2025.

The Company’s Management Board and Supervisory Board, on the basis of a recommendation by the Company’s fully independent Transaction Committee, have unanimously approved and unanimously recommend to shareholders the proposed transaction, as they believe it is in the best interest of CENTOGENE and its shareholders and other stakeholders and will create sustainability for the business and its mission.

Transaction Highlights

•	The proposed transaction is the result of an extensive strategic alternatives review process announced by the Company in February 2024 and is expected to result in minimal disruption to CENTOGENE’s customers, bolster dedication to quality and service, and foster ongoing innovation for the benefit of patients

•	The Company has entered into definitive agreements with Charme for the sale of 100% ownership in Centogene GmbH, CENTOGENE’s sole operating subsidiary, certain intercompany receivables, and assumption of the Company’s loan granted by Oxford for a purchase price of EUR 8,717,906.80. Charme also intends to inject additional capital into Centogene GmbH at closing, which will be used to financially realign the business and promote strategic growth

•	The aggregate purchase price represents a premium of up to approximately 25% to the Centogene N.V. closing price per share on November 12, 2024, the last trading day prior to the proposed transaction’s announcement, and a premium of up to approximately 19% to the average volume weighted closing price per share for the 60 days prior to and including November 12, 2024, of USD 0.17

•	The Company will convene an Extraordinary General Meeting ("EGM") in connection with the proposed transaction in December 2024. The Company’s Management Board and the Supervisory Board unanimously recommend that shareholders vote in favor of the resolutions to be proposed at the EGM

•	The three longstanding (direct or indirect) shareholders of the Company, Deutsche Private Equity DPE, TVM Capital, and Care Ventures, as well as all the Managing Directors of Centogene N.V. have irrevocably undertaken on customary terms and conditions to vote their respective shares in the Company in favor of the resolutions. Together, these votes represent approximately 57% of the Company’s outstanding shares

•	The proposed transaction is expected to close in the first quarter of 2025, subject to the satisfaction or waiver of certain conditions, including (1) completion of all regulatory requirements in Saudi Arabia, (2) approval with a majority of the votes cast in the EGM, (3) the execution and effectiveness of agreements to transfer to Centogene GmbH all of the Company’s equity and commercial interests in the JV, (4) the assumption by Charme’s affiliate of all of the Company’s rights, obligations and liabilities under the existing Convertible Loan Agreement between the Company and Pharmaceutical Investment Company and (5) the execution and effectiveness of an amendment and restatement of the Company’s existing Loan and Security Agreement with Oxford pursuant to which Charme’s affiliate will become party to the Loan and Security Agreement and the Company will be relieved of all rights, obligations and liabilities thereunder

•	To ensure operational liquidity for the duration of the transaction process, the JV has agreed to provide Centogene GmbH up to EUR 15,000,000 in funding pursuant to a short-term loan facility, which will be secured by certain accounts receivable owing to the Company

Liquidation and Distribution to Shareholders

Following the closing of the proposed transaction, Centogene N.V. and its remaining subsidiaries (Centogene Switzerland AG and CentoSafe B.V.) will no longer have any operations. The Company intends to liquidate such remaining subsidiaries and propose to the Company’s shareholders at the EGM that the Company enter into dissolution and liquidation in accordance with the laws of the Netherlands and its organizational documents. Thereafter, the Company intends to suspend its reporting obligations under the U.S. Securities Exchange Act and its securities will no longer be listed on the OTC market.

It is expected that the Company will make a liquidation distribution to its shareholders of up to $0.20 per share, although the exact liquidation distribution could be lower than $0.20 per share, depending on the outcome of the liquidation process, including the Company’s running costs through the finalization of the liquidation process. The exact record date and payment date of the liquidation distribution will depend on the liquidation process and will be communicated by the Company on its website in due course.

Upcoming EGM

The Company will invite shareholders to its EGM relating to the transaction and the liquidation in December 2024 and will make available to its shareholders certain other materials in connection with such meeting.

The Company will file a Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) regarding the transaction on November 13, 2024.

Investors are encouraged to read carefully and in their entirety the materials made available to shareholders in connection with the EGM and the Form 6-K when they become available, as they contain important information about the Company, the proposed transaction and related matters.

This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Centogene N.V. This announcement is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Forward-looking statements may include statements regarding the expected timing of the closing of the proposed transaction, the ability of the parties to complete the proposed transaction considering the various closing conditions, the sufficiency of the funding provided under the short-term loan agreement to finance the Company to the closing date of the proposed transaction, the amount of funds (if any) from the proposed transaction available to pay to the Company’s stockholders in a liquidation distribution, the Company’s plans to dissolve, liquidate and suspend its reporting obligations under the U.S. securities laws, and any assumptions underlying any of the foregoing. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and prospects, (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining requisite shareholder and regulatory approvals, (iii) the proposed transaction may involve unexpected costs, liabilities or delays, (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company does business, or on the Company’s operating results and business generally, (v) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction, (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, (vii) the Company may be adversely affected by other economic, business and/or competitive factors, (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the SPA and the proposed transaction, (ix) restrictions during the pendency of the proposed transaction that may impact the Company’s ability to pursue certain business opportunities, (x) negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, (xi) possible changes in current and proposed legislation, regulations and governmental policies, (xii) the Company’s ability to streamline cash usage, (xiiii) the Company’s continued ongoing compliance with covenants linked to financial instruments, (xiv) the Company’s requirement for additional financing and (xv) the Company’s ability to continue as a going concern. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 15, 2024, with the SEC and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com